Exhibit 12

PILGRIM’S PRIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Thirty-Nine Weeks Ended
	September 25, 2011	September 26, 2010
	(In thousands)
Loss:
Loss before income taxes	$(417,089)	$43,451
Add: Total fixed charges calculated below	93,768	92,954
Less: Interest capitalized	2,896	669

Total loss	$(326,217)	$135,736

Fixed charges:
Interest(a)	$84,448	$81,696
Portion on non-cancellable lease expense representative of the interest factor(b)	9,320	11,258

Total fixed charges	$93,768	$92,954

Ratio of losses to fixed charges	(c)	1.46

(a)	Interest includes amortization of capitalized financing fees.
(b)	One-third of non-cancellable lease expense is assumed to be representative of the interest factor.
(c)	Earnings were insufficient to cover fixed charges by $420.0 million.